January 12, 2007

VIA EDGAR AND OVERNIGHT COURIER

Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chittenden Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File No. 001-13769

Dear Mr. Vaughn:

This letter is submitted on behalf of Chittenden Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of December 7, 2006 to the undersigned (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Note 1 – Summary of Significant Accounting Policies

Accounting for Derivatives, page 53

For each type of hedging relationship entered into during the periods presented, please revise your disclosures and tell us the following information for each type of hedging relationship:

•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the notional and fair values of the derivative instruments and how they were reported;

Kevin W. Vaughn

Securities and Exchange Commission

January 12, 2007 Page 2

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.) used; and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Response 1:

Chittenden had one accounting hedging relationship which existed during the periods presented. As requested, additional information for the accounting hedging relationship is as follows:

Interest rate swap agreements to hedge the debentures underlying the Trust Preferred Securities:

•	The nature and terms of the hedged item or transaction—On May 21, 2002, Chittenden Capital Trust (“Trust”) I issued $125 million of 8% Trust Preferred Securities (“TPS”) to the public and invested the proceeds from this offering in an equivalent amount of junior subordinated debentures issued by the Company. The TPS paid interest quarterly, are mandatorily redeemable on July 1, 2032 and may be redeemed by the Trust at par any time on or after July 1, 2007.

•	The nature and terms of the derivative instrument – Concurrent with the issuance of the debentures underlying the TPS, the Company entered into interest rate swap agreements with two counterparties, in which the Company received an 8% fixed rate on the notional amount of $125 million, while paying the counterparties a variable rate based on three month LIBOR plus a spread of 122 basis points.

•	The notional and fair values of the derivative instruments and how they were reported – The swap notional amount of $125,000,000 equals the TPS principal amount of $125,000,000. The notional amount of $125,000,000 related to the debentures underlying the TPS is reported as a liability on the Company’s balance sheet.

•	The specific documented risk being hedged – Chittenden’s risk management objective for undertaking the hedge is to hedge its exposure to changes in the risk free (or benchmark) rate, specifically LIBOR.

•	The type of SFAS 133 hedge (fair value, cash flow, etc.) used – Chittenden designated the swap transactions as hedging the exposure in changes in the fair value of its obligation to pay interest at 8% fixed, therefore the hedge is considered a fair value hedge.

•	The quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis – At December 31, 2002, the Company utilized a dollar offset effectiveness test to evaluate the hedge on the debentures underlying the TPS. See section two which further describes the application of our hedge accounting.

Kevin W. Vaughn

Securities and Exchange Commission

January 12, 2007 Page 3

Note 7 - Borrowings, page 62

Please address the following regarding your disclosure on page 63 that you entered into interest rate swap agreements to hedge the debentures underlying your trust preferred securities:

•	Specifically tell us whether you used the short-cut method of effectiveness testing to assess effectiveness of these hedges during the periods presented.

•	If so, please tell us in detail how you determined that these hedges qualified for the short-cut method based on the guidance of paragraph 68.

•	If you believe that the difference between your application of short-cut accounting and no-hedge accounting treatment was not material, please provide us with your SAB 99 materiality analysis for the annual and quarterly periods affected.

Response 2:

During the periods presented in our disclosure on page 63 for the interest rate swap agreements the Company was not utilizing the short-cut method of accounting to assess effectiveness for this hedge. However, in an effort to provide additional information, we felt it appropriate to discuss the following:

At the date of inception (May 21, 2002) the Company used the shortcut method of effectiveness testing based upon the guidance in Appendix A, Paragraph 68, based on the following:

•	Notional amounts equal: The swap notional amount of the $125,000,000 matches the TPS principal amount of $125,000,000.

•	Fair Value at inception was zero: The fair value at inception was zero.

•	Net Settlement is the same: Per the swap agreements Chittenden pays interest to their counterparties at the rate of LIBOR plus 122 basis points. The counterparties paid interest to Chittenden at a rate of 8%. These rates remain constant over the life of the hedge. Per the debentures underlying the TPS, if the deferral option is elected, no payments of interest will be made during the 20 quarter deferral period. Correspondingly, a mirrored option exists in the hedging contracts with the counterparties. Accordingly, the hedge is automatically deferred only when the debentures underlying the TPS deferral is elected. Additionally, the interest continues to accrue, just as with the debentures underlying the TPS fixed rate. The interest accrued over the deferral period will be paid when payments resume on the debentures underlying the TPS.

Kevin W. Vaughn

Securities and Exchange Commission

January 12, 2007 Page 4

•	Not prepayable unless a mirrored option: The option for the counterparties to call the swap agreement and the option for Chittenden to prepay the TPS are identical, and considered to be mirror image.

•	Recognized benchmark: The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship. The variable rate index noted in the swap agreement was LIBOR. This matches the Financial Accounting Standards Board designated benchmark rate.

•	Other terms: All other terms and conditions noted in the interest rate swap agreements were not unusual and do not invalidate the assumption of no ineffectiveness.

•	Expiration date: The maturity dates of the debentures underlying the TPS and the swap are both 7/1/2032. In addition, Chittenden has the option to prepay the debentures underlying the TPS on or after 7/1/2007. The counterparties have a mirrored option of terminating the swap on or after 7/1/2007

•	No floor or cap: There are no floor or cap features on the variable interest rate of the swap.

•	Repricing intervals: The benchmark interest rate (LIBOR) established by Chittenden per the swap agreement is repriced on a quarterly basis, which allows the variable payment or receipt at a market rate.

In the fourth quarter of 2002, the Company redesignated the hedge using the long haul method of accounting for derivatives detailed in Statement of Financial Accounting Standard No. 133 (“SFAS No.133”) as amended by SFAS 138 and SFAS 149, Amendment of Statement 133 Instruments and Hedging Activities. The Company determined that the redesignation to long-haul was appropriate as industry views during that period indicated that this method was preferred.

As previously noted, during the periods presented, the Company tested hedge effectiveness on an annual and quarterly basis utilizing the dollar offset method. The Company determined at each reporting period that on a quarterly and annual basis the amount of ineffectiveness was not material on a qualitative or quantitative basis on net income for both pretax and after tax amounts, and therefore did not book the ineffectiveness. For example, the following information illustrates that for the annual periods presented the amount of ineffectiveness was not material:

Kevin W. Vaughn

Securities and Exchange Commission

January 12, 2007 Page 5

	2005	2004	2003
Ineffectiveness	$1,708,425	$44,788	$326
Tax Effect	36%	36%	36%

Net of Tax	$1,093,391	$28,485	$209

Pre-Tax Net Income	$130,415,000	$118,154,000	$116,548,000
% Pre-Tax Income	1.31%	0.04%	0.00%

Net Income as Reported	$83,391,000	$75,127,000	$74,799,000
% of Net Income	1.31%	0.04%	0.00%

The Company has also re-evaluated and reconfirmed that the ineffectiveness not booked on both the annual and quarterly basis for the periods presented was not material.

The interest rate swap agreements on the debentures related to the TPS were terminated August 16, 2006. As disclosed in our 10-Q filing for the period ended September 30, 2006, the Company recorded a $140,000 pre-tax expense to terminate the swaps exclusive of $232,000 pre-tax in accrued interest.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (802) 660-1561.

Very truly yours,

/s/ Kirk W. Walters
Executive Vice President and
Chief Financial Officer

cc:	Rebekah Moore

Securities and Exchange Commission